      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1998
                                                      REGISTRATION NO. 33-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                     CERTIFIED GROCERS OF CALIFORNIA, LTD.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  CALIFORNIA                                  95-0615250
 (STATE OR OTHER JURISDICTION OF INCORPORATION      (I.R.S. EMPLOYER IDENTIFICATION NO.)
               OR ORGANIZATION)

                               ----------------

                            2601 S. EASTERN AVENUE
                         LOS ANGELES, CALIFORNIA 90040
                                (213) 723-7476
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                     ROBERT M. LING, JR., GENERAL COUNSEL
                     CERTIFIED GROCERS OF CALIFORNIA, LTD.
                            2601 S. EASTERN AVENUE
                         LOS ANGELES, CALIFORNIA 90040
                                (213) 723-7476
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                   COPY TO:
                             JON W. NEWBY, ESQUIRE
                    SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                       333 SOUTH HOPE STREET, 48TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 617-4142

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. [X]

  IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITIES HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1) OF THIS FORM, CHECK THE FOLLOWING BOX. [X]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                      PROPOSED     PROPOSED MAXIMUM
    SECURITIES TO BE      AMOUNT TO BE   MAXIMUM OFFERING    AGGREGATE        AMOUNT OF
       REGISTERED          REGISTERED     PRICE PER UNIT   OFFERING PRICE  REGISTRATION FEE
-------------------------------------------------------------------------------------------
$50,000,000 Partially
 Subordinated Patrons'
 Deposit Accounts......   $50,000,000          none         $50,000,000        $14,750
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

                     CERTIFIED GROCERS OF CALIFORNIA, LTD.

                      $50,000,000 PARTIALLY SUBORDINATED
                           PATRONS' DEPOSIT ACCOUNTS

  This Prospectus relates to the Partially Subordinated Patrons' Deposit Accounts (the "Deposit Accounts") maintained with Certified Grocers of California, Ltd. ("Certified" or the "Company") by the member-patrons and associate patrons of the Company and the Deposit Accounts to be maintained with the Company by such persons or entities who from time to time become member-patrons or associate patrons of the Company. (Member-patrons and associate patrons are collectively referred to herein as "patrons"). Patrons are generally required to maintain deposits with the Company in certain required amounts and may also maintain deposits in excess of such required amounts. All such deposits of a patron are maintained in the patron's Deposit Account. Patrons are required to execute subordination agreements providing for the pledging of their Deposit Accounts to the Company and the subordination of that portion of their Deposit Accounts which consists of required deposits to Senior Indebtedness (as defined herein) of the Company. The subordination agreements executed by patrons on and after January 14, 1994 differ from the subordination agreements which have been executed by patrons before January 14, 1994. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."

  That portion of each Deposit Account consisting of required deposits does not bear interest. Interest is paid with respect to that portion, if any, of a Deposit Account which exceeds the required amounts. The rate is 8.5% per annum at the date of this Prospectus. The Deposit Accounts are not secured by any lien on any assets of the Company, are nontransferable without the consent of the Company, which will normally be withheld, and are required to be pledged to the Company as security for obligations to the Company and its subsidiaries. On termination of membership of a member-patron or on an associate patron ceasing to do business with the Company, the patron will be entitled to the return of its Deposit Account, less all amounts that may be owing by the patron to the Company or any of its subsidiaries; provided that return of that portion of the Deposit Account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only as and to the extent permitted thereby. That portion of the Deposit Account which is in excess of the required deposits will be paid to the patron on its request provided the patron is not in default in any of its obligations to the Company or any of its subsidiaries. (See "DESCRIPTION OF DEPOSIT ACCOUNTS").

  This prospectus is accompanied by a copy of the Company's latest Form 10-K and latest Form 10-Q as filed with the Securities and Exchange Commission.

  Since the Deposit Accounts are not segregated from the Company's other funds and are unsecured obligations, and since the Company has not established any reserves for their repayment, there can be no assurance that the Company would have the ability to repay the Deposit Accounts in the event of insolvency or other financial difficulty or in the event the Company were required to return a substantial amount of the Deposit Accounts at one time or over a brief period of time. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Repayment."

                              ------------------

     CAREFUL CONSIDERATION SHOULD BE GIVEN TO THE MATTERS DISCUSSED UNDER
            "RISK FACTORS," BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                              ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                          UNDERWRITING          PROCEEDS
                                          PRICE           DISCOUNTS AND          TO THE
                                        TO PUBLIC          COMMISSIONS       COMPANY (1)(2)
-------------------------------------------------------------------------------------------
$50,000,000 Partially
Subordinated Patrons' Deposit
Accounts........................       $50,000,000            none             $50,000,000
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) As of the date of registration, the expenses payable by the Company were estimated at $45,000.

(2) Based on the assumption that this amount of Deposit Accounts will be acquired by patrons. There is no assurance that this amount will be so acquired.

THIS OFFER IS NOT UNDERWRITTEN.

              THE DATE OF THIS PROSPECTUS IS              , 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected and copied at the public reference facilities maintained by the Commission and located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048.

                            ADDITIONAL INFORMATION

  As permitted by the rules and regulations of the Commission, this Prospectus omits certain information and exhibits contained in a Registration Statement on Form S-2 filed by the Company with the Commission. For further information, reference is made to the Registration Statement including the exhibits filed as a part thereof. Copies of the Registration Statement and exhibits may be obtained from the principal office of the Commission in Washington, D.C. upon payment of the fee prescribed by the rules and regulations of the Commission.

                          INCORPORATION BY REFERENCE

  The following documents filed with the Commission are incorporated by reference into this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended August 30, 1997, and (ii) all other reports filed pursuant to
Section 13(a) or 15(a) of the Exchange Act since the end of the fiscal year covered by the Annual Report.

                              COMPANY INFORMATION

  The Company's executive offices are located at 2601 S. Eastern Avenue, Los Angeles, California 90040 (213/723-7476).

                                 RISK FACTORS

  EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROSPECTUS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO ECONOMIC, COMPETITIVE, GOVERNMENTAL AND TECHNOLOGICAL FACTORS AFFECTING THE COMPANY'S OPERATIONS, MARKETS, PRODUCTS, SERVICES AND PRICES, AND OTHER FACTORS DISCUSSED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

  Careful consideration should be given to the following factors concerning the Company and the securities offered in this Prospectus:

SUBORDINATION

  The portion of the Deposit Accounts consisting of required deposits will be subordinated to the prior payment in full of Senior Indebtedness (as defined herein) of the Company. Patrons are required to execute subordination agreements with respect to their Deposit Accounts. The subordination agreements executed by patrons on and after January 14, 1994 differ from the subordination agreements which have been executed by patrons before January 14, 1994. The portion of the Deposit Accounts consisting of required deposits cannot be repaid by the Company in the event of an uncured default by the Company respecting Senior Indebtedness, or in the event of dissolution, liquidation or insolvency proceedings involving the Company, until all Senior Indebtedness has been paid in full or provision made for such payment satisfactory to the holders of Senior Indebtedness. The total amount of outstanding Senior Indebtedness to which required deposits are subordinated aggregated approximately $147,000,000 as of February 28, 1998. There is no limitation on the Company's creation of additional Senior Indebtedness. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."

UNSECURED OBLIGATIONS

  The Deposit Accounts are not secured by any lien upon any assets of the Company and are unsecured obligations of the Company.

NONTRANSFERABILITY

  The Deposit Accounts are nontransferable without the consent of the Company, which will normally be withheld. Patrons are required to pledge their Deposit Accounts to the Company as security for their obligations to the Company and its subsidiaries.

INTEREST

  The portion of the Deposit Accounts consisting of required deposits does not bear interest. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Interest."

REPAYMENT

  Amounts in a patron's Deposit Account in excess of the amount consisting of required deposits are returnable upon request of the patron if the patron is not in default of its obligations to the Company or any of its subsidiaries. Upon termination of membership of a member-patron or on an associate patron ceasing to do business with the Company, the patron is entitled to the return of its Deposit Account, less all amounts owing to the Company and its subsidiaries. In all cases, however, return of the portion of the Deposit Account consisting of required deposits is governed by the subordination provisions to which it is subject.

  Since the Deposit Accounts are not segregated from the Company's other funds and are unsecured obligations, and since the Company has not established any reserves for their repayment, there can be no assurance that the Company would have the ability to repay the Deposit Accounts in the event of insolvency or other financial difficulty or in the event the Company were required to return a substantial amount of the Deposit Accounts at one time or over a brief period of time. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Repayment."

VOLUME LOSSES

  The Company experienced reductions in sales volume from fiscal 1991 levels totaling approximately $945 million between fiscal years 1992 and 1995. During this period, certain of the Company's large member-patrons either grew to the size where they elected to establish self-distribution programs or were acquired by chains that had existing self-distribution programs. Additionally, sales volume was lost as a result of the decision of certain large patrons to expand their own warehousing and distribution operations in fiscal 1994.

  The Company's third and fourth largest customers, Nob Hill General Store, Inc. ("Nob Hill") and Hughes Markets, Inc. ("Hughes"), respectively, have been acquired by entities that have self-distribution programs. These acquisitions were both completed during the first quarter of 1998. The Company's sales to Nob Hill and Hughes totaled approximately $150 million in fiscal 1997.

  There can be no assurance that future sales volume reductions will not occur, whether by merger or acquisition of patrons or election by patrons to switch to self-distribution or other supply sources. The Company's largest customer and ten largest customers accounted for approximately 5% and 31%, respectively, of net sales in fiscal 1997.

                      RATIO OF EARNINGS TO FIXED CHARGES

                         SIX MONTHS       FISCAL YEAR
                           ENDED    ----------------------------
                          2/28/98   1997  1996  1995  1994  1993
                         ---------- ----  ----  ----  ----  ----
Ratio of earnings to
 fixed charges(1).......    2.26x   2.21x 1.94x 1.71x 1.63x 1.78x

---------------------
(1) Earnings used in computing the ratio of earnings to fixed charges consist of earnings before patronage dividends, provision for income taxes, and cumulative effect of change in accounting principle in 1994 of $2.5 million, plus fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor.

                        DESCRIPTION OF DEPOSIT ACCOUNTS

GENERAL

  Patrons are generally required to maintain deposits with the Company in certain required amounts and may also maintain deposits with the Company in excess of such required amounts. All such deposits of a patron are maintained in the patron's Deposit Account. Patrons are required to execute subordination agreements providing for the pledging of their Deposit Accounts to the Company and the subordination of that portion of their Deposit Accounts which consists of required deposits to Senior Indebtedness (as defined herein) of the Company. As described below under the caption "Subordination," the subordination agreements executed by patrons on and after January 14, 1994 differ from the subordination agreements which have been executed by patrons before January 14, 1994. Thus, persons or entities who become member-patrons or associate patrons on or after January 14, 1994 are required to execute the new subordination agreements. In addition, patrons who executed subordination agreements before January 14, 1994 may be required to execute the new subordination agreements if there is a change in the patron's business form. For example, in the event of a change in a patron which is a proprietorship or partnership, or a change in the stock ownership of a patron which is a corporation, the Company may require the execution of a new subordination agreement.

  Amounts in the Deposit Accounts are not segregated from other funds of the Company. The Deposit Accounts are recorded in the Company's records by means of book entries, and no note, certificate or other instrument is issued as evidence of the Deposit Accounts. After the close of each fiscal year, the Company provides each patron with a statement showing patronage dividends allocated to the patron's Deposit Account.

In addition, written inquiry concerning the Deposit Accounts and other additions to the account, as well as withdrawals and charges and the account balance, may be made at any time, and telephone inquiry may be made at any time during normal business hours. The Company's policies regarding deposits are subject to change by the Board of Directors, which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

SUBORDINATION

  As described below in this section, the subordination of that portion of the Deposit Accounts which consists of required deposits will differ depending upon whether a patron executes a subordination agreement on or after January 14, 1994 or has executed a subordination agreement before that date.

1. SUBORDINATION AGREEMENTS EXECUTED ON OR AFTER JANUARY 14, 1994.

  With respect to patrons who execute subordination agreements on or after January 14, 1994, that portion of the Deposit Account of each such patron which consists of required deposits will, under the terms of such agreements, be subordinated and subject in right of payment to all Senior Indebtedness. As to such patrons, the term "Senior Indebtedness" means all indebtedness, liabilities or obligations of the Company, contingent or otherwise, whether existing on the date of execution of the subordination agreement or thereafter incurred, (A) in respect of borrowed money; (B) evidenced by bonds, notes, debentures or other instruments of indebtedness; (C) evidenced by letters of credit, bankers' acceptances or similar credit instruments; (D) in respect of Capitalized Lease Obligations (as defined herein); (E) in respect of the deferred purchase price of property or assets (whether real, personal, tangible or intangible) or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract; (F) in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection; (G) in respect of all indebtedness, liabilities or obligations of others of any of the types referred to in clauses (A) through (F) for which the Company is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets (whether real, personal, tangible or intangible) of the Company; and (H) in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described in clauses (A) through (G); provided that the term "Senior Indebtedness" shall not mean any indebtedness, liabilities or obligations of the Company, contingent or otherwise, whether existing on the date of execution of the subordination agreement or thereafter incurred, (i) to trade creditors arising or incurred in the ordinary course of the Company's business, (ii) in respect of any redemption, repurchase or other payments on capital stock, (iii) in respect of Patrons' Deposits (as defined herein) or (iv) in respect of Patronage Dividend Certificates (as defined herein).

  For purposes of the foregoing definition, "Capitalized Lease Obligations" means the discounted present value of the rental obligations of any person or entity under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such person or entity as a capitalized lease; "Patrons' Deposits" means the deposits from time to time required to be made or maintained with the Company by its patrons or customers in accordance with the Bylaws of the Company as in effect from time to time or in accordance with the policies for the servicing of accounts of patrons or customers established from time to time by the Company, and any deposits from time to time made or maintained with the Company by its patrons or customers in excess of such required deposits; and "Patronage Dividend Certificates" means any notes, revolving fund certificates, retain certificates, certificates of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of the Company at any time outstanding which evidence the indebtedness of the Company respecting the distribution by the Company of patronage dividends.

  The subordination is such that in the event of any insolvency or bankruptcy proceedings relative to the Company or its property, any receivership, liquidation, reorganization, arrangement or other similar proceedings in connection therewith, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all Senior Indebtedness (whether accrued prior or subsequent to the commencement of such proceedings) before any payment is made with respect to that portion of the Deposit Accounts which consists of required deposits. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more ratably than holders of the Deposit Accounts. In addition,
(i) no payment shall be made with respect to that portion of the Deposit Accounts which consists of required deposits in the event and during the continuation of any default in the payment of any Senior Indebtedness; and
(ii) in the event any default (other than those referred to in clause (i)) shall occur and be continuing with respect to any Senior Indebtedness permitting the holders of such Senior Indebtedness to accelerate the maturity thereof, no payment shall be made with respect to that portion of the Deposit Accounts which consists of required deposits during any period (a) of 180 days after the giving of written notice of such default by the holders of such Senior Indebtedness to the Company, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such Senior Indebtedness shall have been transmitted to the Company in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (ii)(a) above, only one such notice shall be given in any twelve consecutive months.

2. SUBORDINATION AGREEMENTS EXECUTED PRIOR TO JANUARY 14, 1994.

  With respect to patrons who executed subordination agreements prior to January 14, 1994 and who do not execute new subordination agreements after that date, that portion of the Deposit Account of each such patron which consists of required deposits is, under the terms of such agreements, subordinated and subject in right of payment to the prior payment in full of the principal of (and premium, if any) and interest upon all Senior Indebtedness. As to such patrons, the term "Senior Indebtedness" means (A) any and all indebtedness of the Company which may from time to time be outstanding as shall be payable with respect to short-term notes and other commercial paper issued by the Company and which are rated by a nationally recognized securities rating agency, (B) any and all indebtedness, whether contingent or otherwise, of the Company which may from time to time be outstanding and be payable to any bank, insurance company or other financial institution, and (C) any and all indebtedness of others which may from time to time be guaranteed by the Company and is payable to any bank, insurance company or other financial institution.

  The subordination is such that upon any distribution of the assets of the Company upon any voluntary or involuntary dissolution, winding up or liquidation, reorganization, readjustment, arrangement or similar proceedings, relating to the Company or its property, whether or not the Company is a party thereto, and whether in bankruptcy, insolvency or receivership proceedings or otherwise, or on any assignment by the Company for the benefit of creditors, or upon any other marshaling of the assets and liabilities of the Company, all Senior Indebtedness shall be paid in full, or provision made for such payment satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the principal of or interest, if any, on that portion of the Deposit Accounts which consists of required deposits. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more ratably than holders of the Deposit Accounts. In addition, no payment shall be made on account of the principal of or interest, if any, on that portion of any Deposit Account which consists of required deposits, if (i) there shall have occurred a default in payment in the principal of (or premium, if any) or interest on any Senior Indebtedness, or (ii) there shall have occurred any other event of default with respect to any Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof and if written notice of election so to accelerate shall have been given to the Company by the holder or holders of such Senior Indebtedness or their representative or representatives, or (iii) payment on account of principal of or interest, if any, on that portion of any Deposit Account which consists of required deposits would itself constitute an event of default with respect to any Senior Indebtedness, unless or until such event of default described in clauses (i), (ii) or (iii) shall have been cured or waived or shall have ceased to exist.

3. NO LIMIT ON SENIOR INDEBTEDNESS.

  There is no limitation on the creation of additional Senior Indebtedness by the Company. Outstanding Senior Indebtedness to which the required deposits of patrons is subordinated aggregated approximately $147,000,000 as of February 28, 1998.

INTEREST

  That portion of the Deposit Accounts which consists of required deposits is non-interest-bearing. While the Board of Directors of the Company could, in its sole discretion, authorize the payment of interest on such portion, it has no present plans to do so.

  Except for deposits under the Company's price reservation program, the Company currently pays interest on amounts in the Deposit Accounts which are in excess of required deposits. The rate of interest is 8.5% per annum at the date of this Prospectus. The rate of interest during each fiscal month of the Company will be the prime rate established by Bankers Trust Company and as in effect on the 25th day of the preceding calendar month, or, if not then available for any reason, on the next succeeding day when such rate is available. However, if such rate is not available for any reason prior to the beginning of the applicable fiscal month, the rate used for the previous fiscal month will continue to be used. Interest for a fiscal month will be paid only on those amounts which do not consist of required deposits and which are in the Deposit Accounts during the entire fiscal month. Such interest will not be compounded. Such interest will be paid to the patron semi-annually by the Company in March and September of each year. However, upon request of the patron, such interest will be paid by credit to the patron's Deposit Account.

  The payment of interest on that portion of the Deposit Accounts which does not consist of required deposits may be changed or eliminated at any time in the discretion of the Board of Directors.

REPAYMENT

  Upon request, the Company will return to patrons the amount of their Deposit Accounts which is in excess of the portion thereof which consists of required deposits; provided that the patron is not in default in its obligations to the Company or any of its subsidiaries.

  On termination of membership of a member-patron or on an associate patron ceasing to do business with the Company, the Company will return the Deposit Account, less all amounts that may be owing to the Company and any of its subsidiaries. In all cases, however, return of that portion of the Deposit Account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only as and to the extent permitted thereby.

  Since the Deposit Accounts are not segregated from the Company's other funds, the Company's liquidity might be adversely affected if the Company were required to return a substantial amount of the Deposit Accounts at one time or over a brief period of time. While the Company's liquidity has not been adversely affected in the past as a result of the return of deposits to patrons, there can be no assurance that the Company's liquidity would not be adversely affected in the future as a result of the return to patrons of a substantial amount of Deposit Accounts. In addition, the Company has not established any reserves to provide for the repayment of Deposit Accounts, nor are the Deposit Accounts secured obligations of the Company. Thus, in the event a substantial amount of Deposit Accounts were required to be repaid by the Company at one time or over a brief period of time, or in the event the Company were to experience financial difficulties or to become insolvent, there can be no assurance respecting the Company's ability to repay the Deposit Accounts and respecting the ability of the Company's patrons to recover the amount of their Deposit Accounts.

OTHER SIGNIFICANT ASPECTS

  The Deposit Accounts are not secured by any lien upon any assets of the Company. They are nontransferable without the consent of the Company, which will normally be withheld. Patrons will be required to pledge their Deposit Accounts to the Company as security for their obligations to the Company and its subsidiaries.

                              METHOD OF OFFERING

  As a condition of doing business with the Company, patrons are required to have executed subordination agreements providing for the maintenance of Deposit Accounts with the Company, the pledging of their Deposit Accounts to the Company to secure their obligations to the Company and its subsidiaries, and the subordination of that portion of their Deposit Accounts which consists of required deposits.

  Such persons or entities who from time to time may be accepted as new patrons of the Company will be required, as a condition of such acceptance, to execute subordination agreements, which subordination agreements will be effective from and after their date of execution, providing for the maintenance of Deposit Accounts with the Company, the pledging of their Deposit Accounts to the Company to secure their obligations to the Company and its subsidiaries, and the subordination of that portion of their Deposit Accounts which consists of required deposits. The subordination agreements to be executed by patrons on and after January 14, 1994 will differ from the subordination agreements which have been executed by patrons before that date. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."

  The offering of the Deposit Accounts is made by the Company only through its regular employees, who will not receive any additional remuneration in connection therewith.

                                USE OF PROCEEDS

  To the extent that Deposit Accounts of patrons increase in amount and to the extent that Deposit Accounts are opened and maintained in connection with the acceptance of new patrons, proceeds to the Company therefrom will be utilized as working capital.

                                 LEGAL MATTERS

  The validity of the Deposit Accounts has been passed upon for the Company by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements for the years ended August 30, 1997 and August 31, 1996, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The related consolidated statements of earnings, shareholders' equity, and cash flow for the fiscal year ended September 2, 1995, included in the Annual Report on Form 10-K of the Company incorporated by reference into this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UN-LAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Additional Information.....................................................   2
Incorporation By Reference.................................................   2
Company Information........................................................   2
Risk Factors...............................................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Description of Deposit Accounts............................................   4
Method of Offering.........................................................   8
Use of Proceeds............................................................   8
Legal Matters..............................................................   8
Experts....................................................................   8

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      $50,000,000 PARTIALLY SUBORDINATED
                           PATRONS' DEPOSIT ACCOUNTS

                     CERTIFIED GROCERS OF CALIFORNIA, LTD.

                                ---------------

                                  PROSPECTUS
                                      , 1998

                                ---------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       Registration Fee Under Securities Act of 1933................... $14,750
       Printing, Engraving and Reproduction............................   5,000
       Expenses of Qualification Under State Blue Sky Laws.............   4,000
       Legal Fees and Expenses ........................................  12,000
       Accounting Fees and Expenses....................................   5,000
       Miscellaneous ..................................................   4,250
                                                                        -------
         Total......................................................... $45,000
                                                                        =======

  All of the expenses listed above will be borne by the Registrant and, except for the Registration Fee Under Securities Act of 1933, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article V of the Company's Bylaws provides that the Company shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California Corporations Code provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. The Company has entered into agreements in the form filed as Exhibit 10.22 with each of its directors and certain of its officers which provide to such directors and officers the maximum indemnification allowed under applicable law. In addition, the Company and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

    Exhibit 4.1    Retail Grocer Application and Agreement for Continuing
                   Service Affiliation With Certified Grocers of California,
                   LTD. And Pledge Agreement (incorporated by reference to
                   Exhibit 4.7 to Amendment No. 2 to Form S-1 Registration
                   Statement of the Registrant filed on December 31, 1981, File
                   No. 2-70069).
    Exhibit 4.2    Retail Grocer Application And Agreement For Service
                   Affiliation With And The Purchase Of Shares Of Certified
                   Grocers of California, LTD. And Pledge Agreement
                   (incorporated by reference to Exhibit 4.2 to Post Effective
                   Amendment No. 7 to Form S-2 Registration Statement of the
                   Registrant filed on December 13, 1989, File No. 33-19284).
    Exhibit 4.3 Agreement respecting directors shares (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-1
                   Registration Statement of the Registrant filed on December
                   31, 1981, File No. 2-70069).
    Exhibit 4.4    Subordination Agreement (Existing Member-Patron)
                   (incorporated by reference to Exhibit 4.4 to Post-Effective
                   Amendment No. 4 to Form S-2 Registration Statement of the
                   Registrant filed on July 15, 1988, File No. 33-19284).
    Exhibit 4.5    Subordination Agreement (Existing Associate Patron)
                   (incorporated by reference to Exhibit 4.5 to Post-Effective
                   Amendment No. 4 to Form S-2 Registration Statement of the
                   Registrant filed on July 15, 1988, File No. 33-19284).
    Exhibit 4.6 Subordination Agreement (New Member-Patron) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).
    Exhibit 4.7 Subordination Agreement (New Associate Patron) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No.
                   4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).
    Exhibit 4.8 Form of Class A Share Certificate (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 6 to Form S-
                   2 Registration Statement of the Registrant filed on December
                   15, 1994, File No. 33-38152).
    Exhibit 4.9 Form of Class B Share Certificate (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 6 to Form S-
                   2 Registration Statement of the Registrant filed on December
                   15, 1994, File No. 33-38152).
    Exhibit 4.10.1 Articles FIFTH and SIXTH of the Registrant's Articles of
                   Incorporation (See Exhibit 3.1) (incorporated by reference to Exhibit 4.10.1 to the Registrant's Annual Report on Form
                   10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 4.10.2 Article I, Section 5, and Article VII of the Registrant's
                   Bylaws (See Exhibit 3.2) (incorporated by reference to
                   Exhibit 4.10.2 to the Registrant's Annual Report on Form 10-
                   K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 4.11 Indenture between the Registrant and First Interstate Bank of California, as Trustee, relating to $3,000,000
                   Subordinated Patronage Dividend Certificates Due December
                   15, 2001 (incorporated by reference to Exhibit 4.3 to Form
                   S-2 Registration Statement of the Registrant filed on October 12, 1994, File No. 33-56005).

    Exhibit 4.12 Indenture between the Registrant and First Interstate Bank of
                 California, as Trustee, relating to $5,000,000 Subordinated
                 Patronage Dividend Certificates due December 15, 2001
                 (incorporated by reference to Exhibit 4.3 to Form S-2
                 Registration Statement of the Registrant filed on October 13,
                 1995, File No. 33-63383).
    Exhibit 4.13 Indenture between the Registrant and First Interstate Bank of
                 California, as Trustee, relating to $3,000,000 Subordinated
                 Patronage Dividend Certificates due December 15, 2002
                 (incorporated by reference to Exhibit 4.3 to Form S-2
                 Registration Statement of the Registrant filed on October 13,
                 1995, File No. 33-63383).
    Exhibit 4.14 Loan Purchase and Service Agreement dated as of August 29,
                 1996 between Grocers Capital Company and National Consumer
                 Cooperative Bank (incorporated by reference to Exhibit 4.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No.
                 0-10815).
    Exhibit 4.15 $10,000,000 Credit Agreement and Security Agreement each dated as of September 20, 1996 between Grocers Capital Company and
                 National Cooperative Bank as agent (incorporated by reference to Exhibit 4.19 to the Registrant's Annual Report on
                 Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No. 0-10815).
    Exhibit 4.16 Note Purchase Agreement dated as of March 15, 1998 among
                 Certified Grocers of California, Ltd. and the Purchasers named therein relating to $80,000,000 7.22% Senior Notes due 2008.
    Exhibit 4.17 $100,000,000 Revolving Credit Agreement dated as of April 10,
                 1998 among Certified Grocers of California, Ltd., the Lenders named therein and Cooperatieve Centrale Raiffeisen-
                 Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent.
    Exhibit 5.1  Opinion of Sheppard, Mullin, Richter & Hampton, LLP.
    Exhibit 10.1 Comprehensive Amendment to Retirement Plan for Employees of
                 Certified Grocers of California, Ltd. dated as of July 27,
                 1995 (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
                 10815).
    Exhibit 10.3 Comprehensive Amendment to Certified Grocers of California,
                 Ltd. Employees' Sheltered Savings Plan dated as of July 27,
                 1995 (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
                 10815).
    Exhibit 10.4 Certified Grocers of California, Ltd., Executive Salary
                 Protection Plan II ("ESPP II"), Master Plan Document, effective January 4, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December
                 1, 1995, File No. 0-10815).
    Exhibit 10.5 Master Trust Agreement For Certified Grocers of California,
                 Ltd. Executive Salary Protection Plan II, dated as of April
                 28, 1995 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-
                 10815).
    Exhibit 10.6 Certified Grocers of California, Ltd. Executive Insurance Plan
                 Split Dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File
                 No. 0-10815).
    Exhibit 10.7 Comprehensive Amendment to Certified Grocers of California,
                 Ltd. Employees' Excess Benefit Plan dated as of December 5,
                 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
                 10815).

    Exhibit 10.8    Comprehensive Amendment to Certified Grocers of California,
                    Ltd. Employees' Supplemental Deferred Compensation Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November
                    28, 1997, File No. 0-10815).
    Exhibit 10.9    Comprehensive Amendment to Certified Grocers of California,
                    Ltd. Employee Savings Plan dated as of August 18, 1995
                    (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No.
                    0-10815).
    Exhibit 10.10 Joint Venture Agreement of Golden Alliance Distribution, dated as of April 8, 1992, between Food 4 Less GM, Inc. and
                    Grocers General Merchandise Company (incorporated by reference to Exhibit 10.7 to Form S-2 Registration
                    Statement of the Registrant filed on September 2, 1993,
                    File No. 33-68288.
    Exhibit 10.10.1 Agreement Regarding Termination and Dissolution of Joint
                    Venture Agreement of Golden Alliance Distribution, dated as of August 15, 1997, between Food 4 Less GM, Inc. and
                    Grocers General Merchandise Company (incorporated by reference to Exhibit 10.10.1 to the Registrant's Annual
                    Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 10.11   Lease, dated as of December 23, 1986, between Cercor
                    Associates and Grocers Speciality Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration
                    Statement of the Registrant filed on September 2, 1993,
                    File No. 33-68288).
    Exhibit 10.12   Expansion Agreement, dated as of May 1, 1991, and
                    Industrial Lease, dated as of May 1, 1991, between Dermody
                    Properties and the Registrant (incorporated by reference to Exhibit 10.9 to Form S-2 Registration Statement of the
                    Registrant filed on September 2, 1993, File No. 33-68288).
    Exhibit 10.12.1 Lease Amendment, dated June 20, 1991, between Dermody
                    Properties and the Registrant (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement of the
                    Registrant filed on September 2, 1993, File No. 33-68288).
    Exhibit 10.12.2 Lease Amendment, dated October 18, 1991, between Dermody
                    Properties and the Registrant (incorporated by reference to Exhibit 10.9.2 to Form S-2 Registration Statement of the
                    Registrant filed on September 2, 1993, File No. 33-68288).
    Exhibit 10.13   Preferred Stock Purchase Agreement by and between Food-4-
                    Less of Modesto, Inc. and Grocers Capital Company, dated as of July 1, 1992 (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 1993 filed on November 26, 1993, File No. 0-10815).
    Exhibit 10.14   Preferred Stock Purchase Agreement by and between SavMax
                    Foods, Inc. and Grocers Capital Company, dated as of
                    December 17, 1993 (incorporated by reference to
                    Exhibit 10.11 to Post-Effective Amendment No. 6 to Form S-2
                    Registration Statement of the Registrant filed on December
                    15, 1994, File No. 33-38152).
    Exhibit 10.14.1 Forbearance and Debt Restructure Agreement, dated May 15,
                    1997, between SavMax Foods, Inc., Michael A. Webb, Grocers
                    Capital Company, and the Registrant (incorporated by reference to Exhibit 10.14.1 to the Registrant's Annual
                    Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 10.15   Common Stock Purchase Agreement by and between Michael A.
                    Webb and Grocers Capital Company, dated as of December 17,
                    1993 (incorporated by reference to Exhibit 10.12 to Post-
                    Effective Amendment No. 6 to Form S-2 Registration
                    Statement of the Registrant filed on December 15, 1994,
                    File No. 33-38152).

    Exhibit 10.16 Agreement Regarding Common Stock by and between Michael A.
                  Webb, SavMax Foods, Inc. and Grocers Capital Company, dated as of December 17, 1993 (incorporated by reference to Exhibit
                  10.13 to Post-Effective Amendment No. 6 to Form S-2
                  Registration Statement of the Registrant filed on December
                  15, 1994, File No. 33-38152).
    Exhibit 10.17 Commercial Lease-Net dated December 6, 1994 between TriNet
                  Essential Facilities XII and the Registrant (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
    Exhibit 10.18 Purchase Agreement dated November 21, 1994 between the
                  Registrant and TriNet Corporate Realty Trust, Inc.
                  (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No.
                  0-10815).
    Exhibit 10.19 Form of Employment Agreement between the Company and Alfred
                  A. Plamann (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No.
                  0-10815).
    Exhibit 10.20 Severance Agreement between the Company and Daniel T. Bane
                  (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
                  10815).
    Exhibit 10.21 Severance Agreement between the Company and Charles J.
                  Pilliter (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
                  10815).
    Exhibit 10.22 Form of Indemnification Agreement between the Company and each Director and Officer (incorporated by reference to Exhibit A to the Registrant's Proxy Statement dated February
                  24, 1997 filed on February 24, 1997, File No. 0-10815).
    Exhibit 10.23 Annual Incentive Plan for Chief Executive Officer
                  (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
                  10815).
    Exhibit 10.24 Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 10.25 Agreement to Sell and Purchase Real Property and Escrow
                  Instructions, dated September 12, 1997 between the Registrant and Smart & Final Stores Corporation (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 12.1  Computation of Ratio of Earnings to Fixed Charges.
    Exhibit 21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).
    Exhibit 23.1 Consent of Sheppard, Mullin, Richter & Hampton LLP (contained in Exhibit 5.1).
    Exhibit 23.2  Consent of Deloitte & Touche LLP.
    Exhibit 23.3  Consent of Coopers & Lybrand L.L.P.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on May 1, 1998.

                                          CERTIFIED GROCERS OF CALIFORNIA,
                                           LTD.

                                                 /s/ Alfred A. Plamann
                                          By __________________________________
                                                     Alfred A. Plamann
                                                 President, Chief Executive
                                                Officer and Chief Financial
                                                          Officer

              SIGNATURE                          TITLE                  DATE
              ---------                          -----                  ----
      /s/ Alfred A. Plamann           President, Chief Executive     May 1, 1998
_____________________________________ Officer and Chief Financial
          Alfred A. Plamann                     Officer

     /s/ Randall G. Scoville             Corporate Controller        May 1, 1998
_____________________________________
         Randall G. Scoville

        /s/ Louis A. Amen                      Director              May 1, 1998
_____________________________________
            Louis A. Amen
       (Chairman of the Board)

       /s/ John Berberian                      Director              May 1, 1998
_____________________________________
           John Berberian

     /s/ Edmund Kevin Davis                    Director              May 1, 1998
_____________________________________
         Edmund Kevin Davis

      /s/ Harley J. DeLano                     Director              May 1, 1998
_____________________________________
          Harley J. DeLano

       /s/ John T. Fujieki                     Director              May 1, 1998
_____________________________________
           John T. Fujieki

      /s/ Darioush Khaledi                     Director              May 1, 1998
_____________________________________
          Darioush Khaledi

          /s/ Mark Kidd                        Director              May 1, 1998
_____________________________________
              Mark Kidd

 /s/ Willard R. "Bill" MacAloney               Director              May 1, 1998
_____________________________________
     Willard R. "Bill" MacAloney

             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----
       /s/ Jay McCormack                       Director              May 1, 1998
____________________________________
           Jay McCormack

       /s/ Morrie Notrica                      Director              May 1, 1998
____________________________________
           Morrie Notrica

   /s/ Michael A. Provenzano                   Director              May 1, 1998
____________________________________
       Michael A. Provenzano

      /s/ Gail Gerard Rice                     Director              May 1, 1998
____________________________________
          Gail Gerard Rice

        /s/ Mimi R. Song                       Director              May 1, 1998
____________________________________
            Mimi R. Song

       /s/ James R. Stump                      Director              May 1, 1998
____________________________________
           James R. Stump

       /s/ Kenneth Young                       Director              May 1, 1998
____________________________________
           Kenneth Young

                               INDEX TO EXHIBITS

 Exhibit 4.1    Retail Grocer Application and Agreement for Continuing Service
                Affiliation With Certified Grocers of California, LTD. And
                Pledge Agreement (incorporated by reference to Exhibit 4.7 to
                Amendment No. 2 to Form S-1 Registration Statement of the
                Registrant filed on December 31, 1981, File No. 2-70069).
 Exhibit 4.2    Retail Grocer Application And Agreement For Service Affiliation
                With And The Purchase Of Shares Of Certified Grocers of
                California, LTD. And Pledge Agreement (incorporated by
                reference to Exhibit 4.2 to Post Effective Amendment No. 7 to
                Form S-2 Registration Statement of the Registrant filed on
                December 13, 1989, File No. 33-19284).
 Exhibit 4.3    Agreement respecting directors shares (incorporated by
                reference to Exhibit 4.9 to Amendment No. 2 to Form S-1
                Registration Statement of the Registrant filed on December 31,
                1981, File No. 2-70069).
 Exhibit 4.4    Subordination Agreement (Existing Member-Patron) (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on
                July 15, 1988, File No. 33-19284).
 Exhibit 4.5    Subordination Agreement (Existing Associate Patron)
                (incorporated by reference to Exhibit 4.5 to Post-Effective
                Amendment No. 4 to Form S-2 Registration Statement of the
                Registrant filed on July 15, 1988, File No. 33-19284).
 Exhibit 4.6    Subordination Agreement (New Member-Patron) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to
                Form S-2 Registration Statement of the Registrant filed on July
                15, 1988, File No. 33-19284).
 Exhibit 4.7    Subordination Agreement (New Associate Patron) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 4 to
                Form S-2 Registration Statement of the Registrant filed on July
                15, 1988, File No. 33-19284).
 Exhibit 4.8    Form of Class A Share Certificate (incorporated by reference to
                Exhibit 4.5 to Post-Effective Amendment No. 6 to Form S-2
                Registration Statement of the Registrant filed on December 15,
                1994, File No. 33-38152).
 Exhibit 4.9    Form of Class B Share Certificate (incorporated by reference to
                Exhibit 4.6 to Post-Effective Amendment No. 6 to Form S-2
                Registration Statement of the Registrant filed on December 15,
                1994, File No. 33-38152).
 Exhibit 4.10.1 Articles FIFTH and SIXTH of the Registrant's Articles of
                Incorporation (See Exhibit 3.1) (incorporated by reference to
                Exhibit 4.10.1 to the Registrant's Annual Report on Form 10-K
                for the fiscal year ended August 30, 1997 filed on November 28,
                1997, File No. 0-10815).
 Exhibit 4.10.2 Article I, Section 5, and Article VII of the Registrant's
                Bylaws (See Exhibit 3.2) (incorporated by reference to Exhibit
                4.10.2 to the Registrant's Annual Report on Form 10-K for the
                fiscal year ended August 30, 1997 filed on November 28, 1997,
                File No. 0-10815).
 Exhibit 4.11   Indenture between the Registrant and First Interstate Bank of
                California, as Trustee, relating to $3,000,000 Subordinated
                Patronage Dividend Certificates Due December 15, 2001
                (incorporated by reference to Exhibit 4.3 to Form S-2
                Registration Statement of the Registrant filed on October 12,
                1994, File No. 33-56005).
 Exhibit 4.12   Indenture between the Registrant and First Interstate Bank of
                California, as Trustee, relating to $5,000,000 Subordinated
                Patronage Dividend Certificates due December 15, 2001
                (incorporated by reference to Exhibit 4.3 to Form S-2
                Registration Statement of the Registrant filed on October 13,
                1995, File No. 33-63383).
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
 Exhibit 4.13 Indenture between the Registrant and First Interstate Bank of
              California, as Trustee, relating to $3,000,000 Subordinated
              Patronage Dividend Certificates due December 15, 2002
              (incorporated by reference to Exhibit 4.3 to Form S-2
              Registration Statement of the Registrant filed on October 13,
              1995, File No. 33-63383).
 Exhibit 4.14 Loan Purchase and Service Agreement dated as of August 29, 1996 between Grocers Capital Company and National Consumer Cooperative
              Bank (incorporated by reference to Exhibit 4.18 to the
              Registrant's Annual Report on Form 10-K for the fiscal year ended
              August 31, 1996 filed on November 5, 1996, File No. 0-10815).
 Exhibit 4.15 $10,000,000 Credit Agreement and Security Agreement each dated as of September 20, 1996 between Grocers Capital Company and
              National Cooperative Bank as agent (incorporated by reference to
              Exhibit 4.19 to the Registrant's Annual Report on Form 10-K for
              the fiscal year ended August 31, 1996 filed on November 5, 1996,
              File No. 0-10815).
 Exhibit 4.16 Note Purchase Agreement dated as of March 15, 1998 among
              Certified Grocers of California, Ltd. and the Purchasers named therein relating to $80,000,000 7.22% Senior Notes due 2008.
 Exhibit 4.17 $100,000,000 Revolving Credit Agreement dated as of April 10,
              1998 among Certified Grocers of California, Ltd., the Lenders named therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank
              B.A., "Rabobank Nederland", New York Branch, as agent.
 Exhibit 5.1  Opinion of Sheppard, Mullin, Richter & Hampton, LLP.
 Exhibit 10.1 Comprehensive Amendment to Retirement Plan for Employees of
              Certified Grocers of California, Ltd. dated as of July 27, 1995
              (incorporated by reference to Exhibit 10.1 to the Registrant's
              Annual Report on Form 10-K for the fiscal year ended August 30,
              1997 filed on November 28, 1997, File No. 0-10815).
 Exhibit 10.3 Comprehensive Amendment to Certified Grocers of California, Ltd.
              Employees' Sheltered Savings Plan dated as of July 27, 1995
              (incorporated by reference to Exhibit 10.3 to the Registrant's
              Annual Report on Form 10-K for the fiscal year ended August 30,
              1997 filed on November 28, 1997, File No. 0-10815).
 Exhibit 10.4 Certified Grocers of California, Ltd., Executive Salary
              Protection Plan II ("ESPP II"), Master Plan Document, effective
              January 4, 1995 (incorporated by reference to Exhibit 10.4 to the
              Registrant's Annual Report on Form 10-K for the fiscal year ended
              September 2, 1995 filed on December 1, 1995, File No. 0-10815).
 Exhibit 10.5 Master Trust Agreement For Certified Grocers of California, Ltd.
              Executive Salary Protection Plan II, dated as of April 28, 1995
              (incorporated by reference to Exhibit 10.5 to the Registrant's
              Annual Report on Form 10-K for the fiscal year ended September 2,
              1995 filed on December 1, 1995, File No. 0-10815).
 Exhibit 10.6 Certified Grocers of California, Ltd. Executive Insurance Plan
              Split Dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the
              Registrant's Annual Report on Form 10-K for the fiscal year ended
              September 2, 1995 filed on December 1, 1995, File No. 0-10815).
 Exhibit 10.7 Comprehensive Amendment to Certified Grocers of California, Ltd.
              Employees' Excess Benefit Plan dated as of December 5, 1995
              (incorporated by reference to Exhibit 10.7 to the Registrant's
              Annual Report on Form 10-K for the fiscal year ended August 30,
              1997 filed on November 28, 1997, File No. 0-10815).
 Exhibit 10.8 Comprehensive Amendment to Certified Grocers of California, Ltd.
              Employees' Supplemental Deferred Compensation Plan dated as of
              December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-
              10815).
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 Exhibit 10.9    Comprehensive Amendment to Certified Grocers of California,
                 Ltd. Employee Savings Plan dated as of August 18, 1995
                 (incorporated by reference to Exhibit 10.9 to the Registrant's
                 Annual Report on Form 10-K for the fiscal year ended August
                 30, 1997 filed on November 28, 1997, File No. 0-10815).
 Exhibit 10.10   Joint Venture Agreement of Golden Alliance Distribution, dated as of April 8, 1992, between Food 4 Less GM, Inc. and Grocers
                 General Merchandise Company (incorporated by reference to
                 Exhibit 10.7 to Form S-2 Registration Statement of the
                 Registrant filed on September 2, 1993, File No. 33-68288.
 Exhibit 10.10.1 Agreement Regarding Termination and Dissolution of Joint
                 Venture Agreement of Golden Alliance Distribution, dated as of
                 August 15, 1997, between Food 4 Less GM, Inc. and Grocers
                 General Merchandise Company (incorporated by reference to
                 Exhibit 10.10.1 to the Registrant's Annual Report on Form 10-K
                 for the fiscal year ended August 30, 1997 filed on November
                 28, 1997, File No. 0-10815).
 Exhibit 10.11   Lease, dated as of December 23, 1986, between Cercor
                 Associates and Grocers Speciality Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993,
                 File No. 33-68288).
 Exhibit 10.12   Expansion Agreement, dated as of May 1, 1991, and Industrial
                 Lease, dated as of May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9 to
                 Form S-2 Registration Statement of the Registrant filed on
                 September 2, 1993, File No. 33-68288).
 Exhibit 10.12.1 Lease Amendment, dated June 20, 1991, between Dermody
                 Properties and the Registrant (incorporated by reference to
                 Exhibit 10.9.1 to Form S-2 Registration Statement of the
                 Registrant filed on September 2, 1993, File No. 33-68288).
 Exhibit 10.12.2 Lease Amendment, dated October 18, 1991, between Dermody
                 Properties and the Registrant (incorporated by reference to
                 Exhibit 10.9.2 to Form S-2 Registration Statement of the
                 Registrant filed on September 2, 1993, File No. 33-68288).
 Exhibit 10.13   Preferred Stock Purchase Agreement by and between Food-4-Less of Modesto, Inc. and Grocers Capital Company, dated as of July
                 1, 1992 (incorporated by reference to Exhibit 10.10 to the
                 Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 1993 filed on November 26, 1993, File No. 0-
                 10815).
 Exhibit 10.14   Preferred Stock Purchase Agreement by and between SavMax
                 Foods, Inc. and Grocers Capital Company, dated as of December
                 17, 1993 (incorporated by reference to Exhibit 10.11 to Post-
                 Effective Amendment No. 6 to Form S-2 Registration Statement
                 of the Registrant filed on December 15, 1994, File No. 33-
                 38152).
 Exhibit 10.14.1 Forbearance and Debt Restructure Agreement, dated May 15,
                 1997, between SavMax Foods, Inc., Michael A. Webb, Grocers
                 Capital Company, and the Registrant (incorporated by reference to Exhibit 10.14.1 to the Registrant's Annual Report on Form
                 10-K for the fiscal year ended August 30, 1997 filed on
                 November 28, 1997, File No. 0-10815).
 Exhibit 10.15   Common Stock Purchase Agreement by and between Michael A. Webb and Grocers Capital Company, dated as of December 17, 1993
                 (incorporated by reference to Exhibit 10.12 to Post-Effective
                 Amendment No. 6 to Form S-2 Registration Statement of the
                 Registrant filed on December 15, 1994, File No. 33-38152).
 Exhibit 10.16   Agreement Regarding Common Stock by and between Michael A.
                 Webb, SavMax Foods, Inc. and Grocers Capital Company, dated as of December 17, 1993 (incorporated by reference to Exhibit
                 10.13 to Post-Effective Amendment No. 6 to Form S-2
                 Registration Statement of the Registrant filed on December 15,
                 1994, File No. 33-38152).
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 Exhibit 10.17 Commercial Lease-Net dated December 6, 1994 between TriNet
               Essential Facilities XII and the Registrant (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on
               Form 10-K for the fiscal year ended September 2, 1995 filed on
               December 1, 1995, File No. 0-10815).
 Exhibit 10.18 Purchase Agreement dated November 21, 1994 between the
               Registrant and TriNet Corporate Realty Trust, Inc. (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
 Exhibit 10.19 Form of Employment Agreement between the Company and Alfred A.
               Plamann (incorporated by reference to Exhibit 10.19 to the
               Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996,
               File No. 0-10815).
 Exhibit 10.20 Severance Agreement between the Company and Daniel T. Bane
               (incorporated by reference to Exhibit 10.20 to the Registrant's
               Annual Report on Form 10-K for the fiscal year ended August 30,
               1997 filed on November 28, 1997, File No. 0-10815).
 Exhibit 10.21 Severance Agreement between the Company and Charles J. Pilliter
               (incorporated by reference to Exhibit 10.21 to the Registrant's
               Annual Report on Form 10-K for the fiscal year ended August 30,
               1997 filed on November 28, 1997, File No. 0-10815).
 Exhibit 10.22 Form of Indemnification Agreement between the Company and each
               Director and Officer (incorporated by reference to Exhibit A to the Registrant's Proxy Statement dated February 24, 1997 filed on February 24, 1997, File No. 0-10815).
 Exhibit 10.23 Annual Incentive Plan for Chief Executive Officer (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on
               November 28, 1997, File No. 0-10815).
 Exhibit 10.24 Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on
               Form 10-K for the fiscal year ended August 30, 1997 filed on
               November 28, 1997, File No. 0-10815).
 Exhibit 10.25 Agreement to Sell and Purchase Real Property and Escrow
               Instructions, dated September 12, 1997 between the Registrant and Smart & Final Stores Corporation (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K
               for the fiscal year ended August 30, 1997 filed on November 28,
               1997, File No. 0-10815).
 Exhibit 12.1  Computation of Ratio of Earnings to Fixed Charges.
 Exhibit 21    Subsidiaries of the Registrant (incorporated by reference to
               Exhibit 21 to the Registrant's Annual Report on Form 10-K for
               the fiscal year ended August 30, 1997 filed on November 28,
               1997, File No. 0-10815).
 Exhibit 23.1  Consent of Sheppard, Mullin, Richter & Hampton LLP (contained in
               Exhibit 5.1).
 Exhibit 23.2  Consent of Deloitte & Touche LLP.
 Exhibit 23.3  Consent of Coopers & Lybrand L.L.P.
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